PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

SUPPL

BY COURIER

05012929

No/Date : F/D1-658/24.11.05

Securities and Exch
450 Fifth Street, NW
Washington, D.C. 20549
USA

RECEIVED
NOV 2 8 2005
PROCESSING SECTION

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement regarding a Directorate Change.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

PROCESSED
NOV 3 0 2005
THOMSON
FINANCIAL

Enclosure

- An announcement regarding a Directorate Change

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

During the meeting of the November 23, 2005, the Board of Directors of "PUBLIC POWER CORPORATION S.A." appointed in accordance with paragraph 5a article 10 of the company's statute, Mr. Mergos as a non executive member. Mr. Georgios Mergos replaced Mr. Raphael Moissis who resigned. Mr. Mergos will serve for the remaining period of Mr. Moissis tenure.

ATHENS 24-11-2005

Public Power Corporation S.A. - File No 82-34707

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F| D1-656/23.11.05

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

RECEIVED NOV 2 8 2005 PROCESSING SECTION

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of our 9M 2005 financial results according to International Financial Reporting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- Press Release of 9M 2005 results (IFRS)

PUBLIC POWER CORPORATION S.A.

PRESS RELEASE

PPC's 9M 2005 financial results

ATHENS, November 23, 2005

- The sustained rise of oil and natural gas prices, during the 3rd quarter of 2005, combined with the further increase of expenditure related to CO_2 emission rights, led to a reduction of operating profit for the 9M 2005 period, to € 327,4 m, compared to € 513,5 m in the corresponding period of 2004 (-36,2%), despite a revenue increase of 5,2%.

- Net income decreased to €155,1m, a reduction of 39,5%, from € 256,3m in 9M 2004.

- Capital expenditure amounted to € 534,4 m compared to € 537,1 m in 9M 2004.

More specifically,

- Total revenues, which amounted to € 3.239,4 m, grew by 5,2% as a result mainly of the modest increase in sales, combined to the increase of tariffs by 2,5% in November 2004. The weighted average tariff increase by 3,19%, effective 1.9.2005, does not impact substantially on revenues for 9M 2005.

- Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) decreased to € 719,1 m, a reduction of 22,6% compared to 9M 2004. This reduction is mainly due to :

a) Increased expenditure for oil and natural gas (+29,9%) by € 163,8 m, of which € 136,9 m reflect the impact of the increase in prices.

b) An amount of € 69 m representing the expenditure for CO_2 emission rights. This first time, in 2005, expense, represents a significant cost factor reflecting PPC's contribution to the implementation of the Kyoto Protocol, in respect of a safer environment.
This expenditure was calculated on the basis of estimates concerning the volume of emissions and their price at September 30, 2005, together with the expenditure for realised purchases during the 9M 2005 period.

c) Increased cost of lignite consumed (payroll and depreciation excluded) by € 55,6 m.

- EBITDA margin reached 22,2%, compared to 30,2% in 9M 2004.

- Non-operating expenses decreased to € 95,0 m compared to € 105,5 m in 9M 2004.

- The share of loss in associated companies decreased to € 8,3 m from € 9,9 m in 9M 2004 and corresponds to PPC's investment in Tellas S.A., the telecommunications company.

- Despite the adverse development in oil and natural gas prices and the first time, in 2005,expense, for the required CO_2 emission rights, impacting negatively on financial results, the Company achieved a reduction of 1% in net debt from € 3.798, 4 at 30.9.2004 to € 3.762,1 at 30.9.2005.

- After the revaluation of fixed assets, equity on 30.9.2005 increased to € 5.168,3 m compared to € 3.581,1 m on September 30,2004. This figure may be modified after the completion of the procedure of registering, accounting settlement and physical/accounting correlation of its revalued assets with the fixed assets register.

- Current headcount, excluding personnel assigned to HTSO, decreased, as a result of natural attrition and constrained hiring, to 27.503 as compared to 27.794 employees, at the end of 9M 2004.

The financial information contained in this statement has been prepared according to International Financial Reporting Standards, formerly International Accounting Standards

Summary Financials (Euro m)

	9M 2005 Unaudited	9M 2004 Unaudited	Δ (%)
Total Revenues	3.239,4	3.078,4	5,2%
EBITDA	719,1	929,5	-22,6%
EBITDA Margin	22,2%	30,2%	
Profit from Operations (EBIT)	327,4	513,5	-36,2%
EBIT Margin	10,1%	16,7%	
Net Income	155,1	256,3	-39,5%
EPS (in Euro)	0,67	1,10	-39,1%
No. of Shares (m)	232	232	-
Net Debt	3.762,1	3.798,4	-1,0%

Summary Profit & Loss (Euro m)

	9M 2005 Unaudited	9M 2004 Unaudited	Δ (%)
Total Revenues	3.239,4	3.078,4	5,2%
-Revenue from energy sales	3.004,6	2.852,3	5,3%
-Other	234,8	226,1	3,8%
Total Operating Expenses (excl. depreciation)	2.520,3	2.148,9	17,3%
Total Payroll Expenses	916,0	853,1	7,4%
Total Fuel Expenses	710,9	547,1	29,9%
Energy Purchases	155,1	146,3	6,0%
Transmission System Usage	214,5	192,0	11,7%
CO_2 Emissions' allowance	69,0	-	
Other Operating Expenses	454,8	410,4	10,8%
(EBITDA)	719,1	929,5	-22,6%
EBITDA Margin (%)	22,2%	30,2%	
Depreciation & Amortization	391,7	416,0	-5,8%
Profit from Operations (EBIT)	327,4	513,5	-36,2%
EBIT margin (%)	10,1%	16,7%	
Non-Operating Expenses	95,0	105,5	-10,0%
- Net Financial Expenses	93,3	93,8	-0,5%
- Foreign Currency Gains/(Losses)	(5,2)	(13,5)	-61,5%
- Other Income	11,8	11,7	0,9%
- Share of loss in associated companies	8,3	9,9	-16,2%
Pre-tax Profits	232,4	408,0	-43,0%
Net Income	155,1	256,3	-39,5%
EPS (in Euro)	0,67	1,10	-39,1%

Summary Balance Sheet & Capex (Euro m)

	30/09/2005 Unaudited	30/09/2004 Unaudited	Δ (%)
Net Debt	3.762,1	3.798,4	-1,0%
Total Equity	5.168,3	3.581,1	44,3%
Capital Expenditure	534,4	537,1	-0,5%

Public Power Corporation's Chief Executive, Dimitris Maniatakis said:

"The profitability of the Company for the first 9 months of 2005 was reduced, mainly due to external factors. The sales increase as well as the small adjustment of tariffs (started 1st September 2005), was not enough to counterbalance the negative consequences of the crude oil and natural gas price increases as well as the environmental costs that was imposed to the Company for purchasing CO_2 emissions rights.

It is common practice that the fuel as well as the emissions costs, are reflected in the tariffs mechanism, which is not applied in the current Greek tariff policy. Please note that we have the lowest tariffs for households in Europe (specifically, they are 50% lower than the European average). Therefore, PPC is losing a substantial part of its profits.

The management is taking the necessary initiatives to achieve cost reduction and productivity enhancement.

The new business plan aims to improve the position of PPC and ensure further growth of the Company. Our top priority is to restructure the corporation via an upgrade program and prepare PPC for the new competitive environment".

For further information, please contact:

Gregoris Anastasiadis Chief Financial Officer Tel.: +30 210 5225346.